Exhibit 3.44
COMPANY AGREEMENT
OF
TAYLOR INDUSTRIES, LLC

Section 7.2 Entire Agreement	11
Section 7.3 Amendments	11
Section 7.4 Waivers	11
Section 7.5 Severability	11
Section 7.6 Further Assurances	11
Section 7.7 Governing Law	11
Section 7.8 Power of Attorney	11
Section 7.9 Successors and Assigns	11
Section 7.10 Counterparts	11

EXHIBIT A	NAMES, ADDRESSES, PERCENTAGES AND CAPITAL CONTRIBUTIONS OF INITIAL MEMBER

COMPANY AGREEMENT
OF
TAYLOR INDUSTRIES, LLC
     This COMPANY AGREEMENT (this “Agreement.” as it may be amended from time to time as provided below) is initially made and entered into as of April 23, 2010, by Basic Energy Services, L.P. (the “Initial Member”).
ARTICLE I
THE COMPANY GENERALLY
     Section 1.1 Formation. Taylor Industries, LLC was formed as a limited liability company (the “Company”) under and pursuant to the Texas Limited Liability Company Law (“TTLCL”) and other relevant laws of the State of Texas by the filing of certificate of formation with the Secretary of State of Texas on April 22, 2010.
     Section 1.2 Name. The name of the Company shall be Taylor Industries, LLC. The Company shall conduct business under that name or such other names complying with applicable law as the Manager may determine from time to time.
     Section 1.3 Duration. The Company commenced on the first proper filing of certificate of formation for the Company as provided in TLLCL §3.005 and shall continue until its business and affairs are wound up as provided in Article VII.
     Section 1.4 Purpose. The purpose of the Company shall be to engage in any and all lawful business purposes or activity for which a limited liability company may be organized under the Texas Business Organizations Code including services necessary or convenient in pursuit of the foregoing purposes.
     Section 1.5 Principal Place of Business. The Company’s principal place of business shall be at such place or places as the Manager may determine from time to time.
     Section 1.6 Registered Office and Registered Agent. The initial address of the registered office of the Company in the State of Texas shall be 350 N. St. Paul Street, Suite 2900, Dallas, Texas 75207 and the name of the Company’s initial registered agent at that address shall be CT Corporation System. The Manager may change the registered office and the registered agent of the Company from time to time. The Manager may cause the Company to qualify to do business as a limited liability company (or other entity in which the Members have limited liability) in any other jurisdiction and to designate any registered office or registered agent in any such jurisdiction.
     Section 1.7 Company Property. All real and personal property owned by the Company shall be deemed owned by the Company as an entity and held in its name. No Member shall have any ownership interest in any such property.

     Section 1.8 Merger and Conversion. The Company may merge with, or convert into, another entity only in accordance with a plan of merger or conversion approved by the Member(s).
     Section 1.9 Definitions and Construction.
(a)	As used in this Agreement, the following terms have the following meanings:

“Agreement” has the meaning specified in the introduction to this Agreement.

“BOC” means the Texas Organizations Code, as amended from time to time.

“Capital Account” has the meaning specified in Section 3,2.

“Claim” has the meaning specified in Section 4.5.

“Company” has the meaning specified in Section 1.1.

“Covered Person” has the meaning specified in Section 4.5.

“Initial Member” means Basic Energy Services, L.P.

“Interest” means, with respect to any Member at any time, that Member’s entire beneficial ownership interest in the Company at such time, including that Member’s Capital Account, voting rights, and right to share in profits, losses, cash distributions and all other benefits of the Company as specified in this Agreement, together with that Member’s obligations to comply with all of the terms of this Agreement.

“IRC” means the Internal Revenue Code of 1986, as amended from time to time. “Liquidating Agent” has the meaning specified in Section 7.2(a).

“Liquidating Agent” has the meaning specified in Section 7.2(a)

“Manager” means Kenneth V. Huseman or any other Person appointed as Manager as provided in this Agreement but excludes any such Person that has ceased to be a Manager as provided in this Agreement or the TLLCL.

“Member” means any Person admitted to the Company as a member as provided in this Agreement but excludes any such Person that has ceased to be a member as provided in this Agreement or the TLLCL.

“Percentage” for any Member means the Percentage established for that Member in accordance with this Agreement.

“Person” means any individual, corporation, partnership, limited liability company, business trust or other entity, government or governmental agency or instrumentality.

“TLLCL” means the Texas Limited Liability Company Law, part of the BOC.

(b)	In this Agreement:
(i)	Terms defined in the singular have the corresponding meaning in the plural and vice versa.

(ii)	Reference to one gender includes the others.

(iii)	The word “include” and its derivatives means “include without limitation.”

(iv)	References to Articles, Sections and Exhibits are to the specified Articles and Sections of, and Exhibits to, this Agreement unless the context otherwise requires. Each Exhibit to this Agreement is made a part of this Agreement for all purposes.

(v)	References to statutes or regulations are to those statutes or regulations as currently amended and to the corresponding provisions as they may be amended or superseded in the future.
ARTICLE II
MEMBERS AND INTERESTS
     Section 2.1 Initial Members. In connection with the formation of the Company, Basic Energy Services, L.P. is admitted to the Company as the Company’s sole member effective as of the commencement of the Company.
     Section 2.2 Admission of Additional Members. The Manager may cause the Company to issue additional Interests and may admit additional Persons to the Company as Members on such terms as the Members shall determine, if but only if each such new Member agrees in writing to be bound by the provisions of this Agreement as a Member and notifies the Manager of its address for notices under this Agreement
ARTICLE III
FINANCE
     Section 3.1 Capital Contributions.
(a)	On the commencement of the Company, the Initial Member shall make a contribution to the Company as set forth next to such Initial Member’s name on Exhibit A.

(b)	Except as provided in Section 2.2 or 3.1 (a), no Member shall have any obligations to make any contribution to the Company.
     Section 3.2 Capital Accounts. Each Member shall have a single capital account (its “Capital Account”), which shall be (a) increased by the amount of cash and the fair market value of any property (net of liabilities assumed by the Company and liabilities to which the property is subject) that Member contributes to the Company, plus all items of income and gain of the Company allocated to that Member, (b) decreased by the amount of distributions the Company makes to that Member of cash or other property (net of liabilities assumed by that Member and liabilities to which the property is subject), plus all items of loss and deduction of the Company allocated to that Member. The provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulation §1.704-1 (b), and shall be interpreted and applied in a manner consistent with those Treasury Regulations.
     Section 3.3 Allocations. All items of income, gain, loss, deduction and credit of the Company shall be allocated to the Members for accounting and tax purposes pro rate according to their Percentages; provided, however, that any allocations pursuant to this Agreement shall comply with the qualified income offset requirements of Treasury Regulation §1.704-l(b)(2)(ii)(d) and the nonrecourse deduction or minimum gain chargeback requirements of Treasury Regulation §1.704-2.
     Section 3.4 Tax Matters.
(a)	The Members intend that the Company be treated as a partnership for federal income tax purposes and any similar provisions of state or local law.

(b)	The Manager or such other Person as the Members may designate shall be the “tax matters partner” for purposes of IRC §6231(a)(7). The tax matters partner shall cause to be prepared and shall sign all returns of the Company, make any election which is available to the Company, and monitor any governmental tax authority in any audit that the authority may conduct of the Company. The Members are authorized to take such actions as may be required to cause the Manager or such other Party to be (and continue as) the tax matters partner and, if requested by the tax matters partners, to otherwise authorize and appoint the tax matters partner as that party with the sole authority to handle all tax matters of the Company. Each Member agrees to execute, certify, deliver, file and record at appropriate public offices or deliver to the tax matters partner such documents as may be requested by the tax matters partner to facilitate the handling of any tax matter as the tax matters partner deems necessary.

(c)	After the end of each fiscal year of the Company, the Manager shall cause to be prepared and transmitted to each Member, as promptly as possible, and in any event by the end of the third month following the close of the fiscal year, a federal income tax Form K-l and any required similar state and local income tax form for each Member.

     Section 3.5 Distributions. The Manager, in his sole discretion, may cause the Company to distribute to the Members cash available after servicing all Company debts, liabilities and obligations then payable and making provision for reasonable reserves for expenses and contingencies, which distributions shall be made to the Members pro rata according to their Percentages.
ARTICLE IV
CONDUCT OF COMPANY AFFAIRS
     Section 4.1 Manager.
(a)	Subject to the other provisions of this Agreement, the Manager shall have the right to, and shall be fully responsible for, the management and control over the business of the Company. The Manager shall make all decisions affecting the business of the Company, except to the extent that this Agreement or nonwaivable provisions of the TLLCL require the consent or approval of some or all other Members. The Manager shall have all rights, powers and authority generally conferred by the TLLCL on a manager of a limited liability company managed by Manager or as otherwise provided by law or necessary, advisable or consistent with accomplishing the purposes of the Company.

(b)	Without limiting the other provisions of Section 4.1, the Manager has the power.
(i)	to cause this Company to enter into partnerships or become a member of other limited liability companies and to exercise the authority and to perform the duties required of the Company as such a partner or member;

(ii)	to acquire, hold and dispose of property or any interest in it;

(iii)	to protect and preserve the title to and the interest of the Company in all of its property and assets, real, personal and mixed;

(iv)	to borrow money on behalf of the Company and to encumber the Company assets or place title in the name of a nominee for purposes of obtaining financing.

(v)	to employ from time to time, at the expense of the Company, consultants, accountants and attorneys;

(vi)	to pay all expenses incurred in the operation of the Company and all taxes, assessments, rents and other impositions applicable to the Company or any part thereof;

(vii)	to sign deeds, notes, contracts and other instruments in the name and on behalf of the Company;

(viii)	to make all filings with governmental authorities, including tax returns; and

(ix)	to assume any and all overall duties imposed on a manager of a limited liability company managed by Manager by the TLLCL.
(c)	Notwithstanding any other provision of this Agreement to the contrary, the Manager may do any of the following only with the prior written consent of the Member(s):
(i)	do any act in contravention of this Agreement;

(ii)	do any act that would make it impossible to carry on the ordinary business of the Company; except as otherwise provided in this Agreement;

(iii)	knowingly do any act that would subject any Member to liability for the obligations of the Company in any jurisdiction;

(iv)	knowingly do any act that would cause the Company to be treated as an association taxable as, or otherwise taxed as, a corporation for federal income tax purposes unless at the time it already is so taxed;

(v)	wind up the Company or authorize or agree to do so, other than in accordance with Article VII;

(vi)	consolidate or merge the Company with, or convert the Company into, another entity, other than in accordance with Section 1.8;

(vii)	sell, lease or otherwise dispose of all or substantially all of the assets of the Company, unless the Members consent in writing; or

(viii)	amend this Agreement, other than in accordance with Section 8.3.
(d)	The Manager may, from time to time, designate one or more Persons to be officers of the Company. No officer need be a resident of the State of Texas, a Member, Manager or employee. Any officers so designated shall have such authority and perform such duties as the Manager may, from time to time, delegate to them. The Manager may assign titles to particular officers. Unless the Manager decides otherwise, if the title is one commonly used for officers of a for-profit corporation formed under the BOC (or any successor statute), the assignment of such title shall constitute the delegation to such officer of the authority and duties that are normally associated with that office, subject to any specific delegation of authority and duties made to such officer by the Manager pursuant to this subsection (d) and the other terms and provisions hereof. Each officer shall hold office until his successor shall be duly designated and shall qualify or until his death or until he shall resign or shall have been removed in the manner hereinafter provided. Any number of offices may be held by the same Person. The salaries or other compensation, if any, and the responsibilities of the officers and agents of the Company shall be fixed from time to time by the Manager.
(e)	The officers of the Company may, but need not, include a chief executive officer, president, chief financial officer, chief operating officer, one or more vice presidents, secretary and treasurer, and other officers appointed by the Manager. Any number of offices may be held by the same person.
(f)	Each officer of the Company shall be chosen by the Manager and shall serve at the pleasure of the Manager.
(g)	Any vacancy in any office because of death, resignation, removal, disqualification or other cause shall be filled by the Manager, at the Manager’s election.
(h)	Except as required by law, no officer shall be personally liable for any debt, obligation or liability of the Company, whether arising in contract, tort or otherwise, solely by reason of being an officer of the Company.
(i)	Any officer may resign as such at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the Manager. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation. Any officer may be removed at such, either with or without cause, by the Manager; provided, however, that such removal shall be without prejudice to the contract rights, if any, of the officer so removed. Designation of an officer shall not itself create contract rights. Any vacancy occurring in any office of the Company may be filled by the Manager.
     Section 4.2 Members Generally. The Members shall have no authority to take part in the control, conduct or operation of the Company and shall have no right or authority to act for or bind the Company, including during the winding up of the Company. Other than as specifically provided in this Agreement or nonwaivable provisions of the TLLCL, no Member shall have the right to vote upon any matter concerning the business and affairs of the Company.
     Section 4.3 Compensation of Members and Affiliates. No Member in his capacity as a . Member, shall receive any compensation for services to the Company, except (a) reimbursement for costs and expenses reasonably incurred by the Member on behalf of the Company, and (b) compensation paid to Members and Affiliates of Members who are engaged on behalf of the Company to provide services or materials that are, in the reasonable judgment of the Manager, necessary or desirable for the Company.
     Section 4.4 Good Faith Actions. No Member or the Manager, or any of their officers, directors, shareholders, officers, constituent partners, Manager, members, trustees, representatives, agents or employees, shall be liable to the Company or to any of the other

Members for any action taken (or any failure to act) by it in good faith on behalf of the Company and reasonably believed by it to be authorized or within the scope of its authority, unless that action (or the failure to act) constitutes fraud, gross negligence, bad faith or willful misconduct, and then only to the extent otherwise provided by law.
     Section 4.5 Indemnification. To the fullest extent permitted by law, the Company shall indemnify and hold harmless each Member, the Manager and their respective officers, directors, shareholders, Manager, members, employees, agents, subsidiaries and assigns (each, a “Covered Person”) from and against any and all losses, claims, demands, liabilities, expenses, judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative (each a “Claim”), in which the Covered Person may be involved, or threatened to be involved, as a party or otherwise, which relates to or arises out of the Company or its property, business or affairs; provided, however, that a Covered Person shall not be entitled to indemnification under this Section 4.5 with respect to (a) any Claim with respect to which the Covered Person has engaged in fraud, willful misconduct, bad faith or gross negligence or (b) any Claim initiated by a Covered Person unless that Claim (or part thereof) was brought to enforce that Covered Person’s rights to indemnification under this Section 4.5. The Company shall pay in advance of the final disposition of any such Claim expenses incurred by a Covered Person in defending that Claim if, but only if, that Covered Person so requests and delivers to the Company of an undertaking by or on behalf of that Covered Person to repay amounts so advanced if it ultimately is determined that the Covered Person is not entitled indemnification under this Section 4.5.
     Section 4.6 Meetings of Members. The Manager may call meetings of Members at such times and places as the Manager may determine in his sole discretion.
     Section 4.7 Limitations. No Member shall have the right or power to:
(a)	withdraw from the Company or withdraw any part of its contributions to the Company or its Capital Account except as a result of the winding up of the Company as provided in Article VII or as otherwise provided by nonwaivable provisions of law;
(b)	bring an action for partition of Company property;
(c)	cause the winding up of the Company, except as set forth in this Agreement;
(d)	demand or receive (i) interest on its contributions to the Company or its Capital Account or (ii) any property from the Company other than cash except as provided in Section 3.5; or
(e)	have priority over any other Member either as to the return of contributions to the Company or as to items of Company income, gain, loss, deduction and credit, or distributions.

ARTICLE V
BOOKS AND RECORDS
     Section 5.1 Books and Records. The Manager shall keep complete and appropriate records and books of account of all transactions and other matters related to the Company’s business. Except as otherwise expressly provided by this Agreement, such books and records shall be maintained in accordance with generally accepted accounting principles, consistently applied, and shall reflect the allocations provided in Section 3.3.
     Section 5.2 Access by Members. Subject to Section 5.3, all books and records of the Company shall be made available at the principal office of the Company and shall be open to the reasonable inspection and examination of the Members or their duly authorized representatives during normal business hours, and each Member has the right to inspect, and copy during normal business hours, those records, and to obtain from the Manager, promptly after becoming available, a copy of the Company’s federal, state and local income tax or information returns for each year.
     Section 5.3 Confidential Information. Notwithstanding the provisions of Section 5.2, the Manager may withhold and keep confidential from any Member trade secrets, personnel records and other information if the Manager determine in good faith that making that information available to that Member would not be in the best interest of the Company or the Members generally in their capacities as such. Each Member agrees that the restrictions in the Section 5.3 are just and reasonable.
ARTICLE VI
WINDING UP
     Section 6.1 Events Requiring Winding Up. The Company shall be wound up only on the first to occur of any one or more of the following:
(a)	written consent of the Members;
(b)	at such time as there is no Member remaining;
(c)	entry of a judicial order to wind up the Company; or
(d)	on notice from any Member to the other Members on or after the 90th day following the date on which all Manager have ceased to be a Manager, unless a new Manager has been appointed as provided in Section 4.1 (f).
     Section 6.2 Winding Up Affairs and Distribution of Assets.
(a)	If an event requiring the winding up of the Company occurs, the Manager or, if there is no Manager, a Person designated for this purpose by written consent of Members owning more than 50% of the outstanding Percentages owned by Members, the Manager, or the Person so designated being called the “Liquidating

Agent”), as soon as practicable shall wind up the affairs of the Company and sell and/or distribute the assets of the Company. The Liquidating Agent shall have all of the rights and powers with respect to the assets and liabilities of the Company in connection with the liquidation and termination of the Company that the Manager would have with respect to the assets and liabilities of the Company during the term of the Company, and the Liquidating Agent is expressly authorized and empowered to execute any and all documents necessary or desirable to effectuate the liquidation and termination of the Company and the transfer of any assets. The Liquidating Agent shall apply and distribute the proceeds of the sale or liquidation of the assets and property of the Company in the following order of priority, unless otherwise required by nonwaivable provisions of applicable law:
(i)	to pay (or to make provision for the payment of) all creditors of the Company (including Members who are creditors of the Company), in the order of priority provided by law or otherwise, in satisfaction of all debts, liabilities or obligations of the Company due its creditors;

(ii)	after the payment (or the provision for payment) of all debts, liabilities and obligations of the Company in accordance with clause (i) above, any balance remaining shall be distributed to the Members having positive Capital Accounts in relative proportion to those Capital Accounts.
(b)	The Liquidating Agent shall have sole discretion to determine whether to liquidate all or any portion of the assets and property of the Company and the consideration to be received for that property.
(c)	Except as required by nonwaivable provisions of the TLLCL, no member shall have any obligation at any time to contribute any funds to replenish any negative balance in its Capital Account.
     Section 6.3 Termination. After compliance with the distribution plan described in Section 6.2 (a), the Liquidating Agent shall execute, acknowledge and cause to be filed a certificate of termination, at which time the Company shall cease to exist as a limited liability company.
ARTICLE VII
MISCELLANEOUS
     Section 7.1 Notices. Any notice to be given under this Agreement must be in writing and delivered personally (including by courier), electronically, by facsimile transmission, or by express, certified or registered mail (a) if to the Company, to the Manager, and (b) if to a Member or the Manager, at their addresses set forth on Exhibit A or, in the case of a Member subsequently admitted or a Manager subsequently appointed, in the instrument in which it agreed to be bound by this Agreement, or in either case at such other address as that Member may designate by notice to the other Members. A notice is deemed give on receipt at the address so provided.
     Section 7.2 Entire Agreement. This Agreement supersedes all prior agreements and understanding among the Members with respect to the Company.
     Section 7.3 Amendments. This Agreement may be modified only on the written consent of the Member; provided, however, that an amendment adversely affecting a Member’s distributions, allocations, obligation to make contributions to the Company or rights to consent or approve is effective against that Member only if that Member agrees in writing.
     Section 7.4 Waivers. A waiver of any breach of any of the terms of this Agreement shall be effective only if in writing and signed by the Member against whom such waiver or breach is claimed. No waiver of any breach shall be deemed a waiver of any other subsequent breach.
     Section 7.5 Severability. If any provision of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions shall not in any way be affected or impaired, unless that provision was fundamental to the objectives of this Agreement.
     Section 7.6 Further Assurances. Each Member shall execute such deeds, assignments, endorsements and other instruments and documents and shall give such further assurance as shall be reasonably necessary to perform its obligations under this Agreement.
     Section 7.7 Governing Law. This Agreement shall be governed by and construed in accordance with the law of Texas.
     Section 7.8 Power of Attorney. Each Member constitutes and appoints the Manager such Member’s true and lawful attorney with full power of substitution to make, execute, sign, acknowledge and file all certificate and instruments necessary to form or qualify, or continue the existence or qualification of, the Company in any jurisdiction or before any governmental authority. This grant of a power of attorney is coupled with an interest and shall survive a Member’s disability, incompetence, death or assignment by such member of its Interest pursuant to this Agreement.
     Section 7.9 Successors and Assigns. Except as expressly provided to the contrary in this Agreement, this Agreement shall be binding on and inure to the benefit of the Members, the Manager and their respective successors and permitted assigns.
     Section 7.10 Counterparts. This Agreement may be executed in any number of counterparts or with counterpart signature pages, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned Member and Manager have duly executed this Agreement as of the day and year first above written.

INITIAL MEMBER:

BASIC ENERGY SERVICES, LP.
By:	Basic Energy Services GP, LLC, Its Sole General Partner

By:	/s/ Kenneth V. Huseman Kenneth V. Huseman, President

MANAGER

/s/ Kenneth V. Huseman

Kenneth V. Huseman, Manager

EXHIBIT A
NAMES, ADDRESSES, PERCENTAGES AND CAPITAL
CONTRIBUTIONS OF INITIAL MEMBERS

Name and Address	Percentage	Capital Contribution
Basic Energy Services, LP 500 West Illinois, Suite 100 Midland, Texas 79701 Facsimile: (432) 620-5501	100%	$

Total	100%